August 8, 2024

Michael Heltzen
Chief Executive Officer
Invizyne Technologies Inc.
750 Royal Oaks Drive, Suite 106
Monrovia, CA 91016

       Re: Invizyne Technologies Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed August 1, 2024
           File No. 333-276987
Dear Michael Heltzen:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1
General

1. Please revise the heading on the cover pages of both the primary prospectus and the resale prospectus to accurately reflect all securities being registered and offered. In this regard, we note the first paragraph of the Exhibit 5.1 legal opinion.
2. We note your disclosure regarding the concentration of ownership of the company on pages 22 and 56. Please advise whether you will be a "controlled company" within the meaning of the Nasdaq corporate governance rules. If so, please include appropriate disclosure on both versions of the prospectus cover page, in the Prospectus Summary, provide risk factor disclosure of this status and disclose the corporate governance exemptions available to a controlled company. Note that the cover page and Prospectus
       Summary disclosure should include the identity of your controlling shareholder, the amount of voting power the controlling shareholder will own following the completion of the offering and whether you intend to rely on any exemptions from the corporate
 August 8, 2024
Page 2

       governance requirements that are available to controlled companies. Please contact Christine Torney at 202-551-3652 or Kevin Kuhar at
202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Andrew Hudders, Esq.